FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NBG Group announces the completion of the sale

of Its Bulgarian Operations

Athens, 14 June 2016

National Bank of Greece S.A. (“NBG”) announces the completion of the sale of its 99.91% stake in its Bulgarian subsidiary United Bulgarian Bank A.D. (“UBB”) and its 100% stake in Interlease E.A.D. (the “Transaction”) to KBC Bank NV (“KBC”) for a consideration of €610 million, after the receipt of the required regulatory and anti-trust approvals.

The consideration represents a Transaction multiple of c.1.1x P/BV(1). With the successful completion of the Transaction, NBG’s pro-forma Q1 2017 CET1 ratio increases by c.100 bps. The total positive impact on NBG Group liquidity will be c. €900m, including repayment of intra-group debt and dividend distributions by UBB to NBG since 30.9.2016.

The sale of UBB underlines NBG management’s unequivocal commitment to the successful implementation of the Bank’s Restructuring Plan and its long-term strategy to successfully act as an accelerator of the transformation of the Greek economy.

Leonidas Fragkiadakis, NBG CEO said: “After almost 15 years of successful presence in Bulgaria, NBG divests from UBB and Interlease to deliver on its commitment to the shareholders and the European Authorities. The Transaction further strengthens NBG’s position in terms of capital and liquidity, allowing for the redeployment of resources to support the Greek economic recovery. I am pleased that the new owner of UBB, KBC, a strong and reliable counter-party, will continue to grow and develop the bank, in line with its strategy to become a leader in the Bulgarian market.”

Credit Suisse International acted as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer acted as international legal counsel and Boyanov & Co as local legal counsel to NBG.

Note 1: Based on the Book Value of 30.09.2016 (locked box accounts), pro-forma for total dividend distribution by UBB of €183m

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 14th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 14th, 2017

Director, Financial Division